August 11, 2011

Brandon Hill
U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Steele Resources Corporation
Registration Statement on Form S-1
Filed February 10, 2011
File No. 333-172149

Dear Mr. Hill:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Steele Resources Corporation (the “Company”) requests the withdrawal of the above referenced Registration Statement filed on Form S-1. The Company is requesting withdrawal of the above referenced Registration Statement because the Company has determined not to proceed with the proposed financing arrangement with Auctus Private Equity Fund which was the primary purpose of the Registration Statement. The Registration Statement has not been declared effective and no common shares of the Company have been sold under the Registration Statement.

There were no filing fees paid in conjunction with the filing of the two Pre-Effective Amendments to the Form S-1 Registration Statement.

Upon granting of the Company’s withdrawal request by the Commission’s consent, please provide a copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (530) 672-6235, with the original order sent to the Company’s outside counsel, Roger Linn, 1478 Stone Point Drive, 4th Floor, Roseville, CA  95661.

If you have any questions with respect to this matter, please contact Mr. Linn at (916) 782-4404.

Sincerely,
Steele Resources Corporation

/s/ David Bridgeford
David Bridgeford
Chief Financial Officer

cc: Roger Linn